Mail Stop 4561

March 8, 2006

By U.S. Mail and Facsimile (303) 777-3823

James P. R. Samuels
President
Worldwide Strategies Incorporated
3801 East Florida Avenue, Suite 400
Denver, Colorado 80210

Re: Worldwide Strategies Incorporated
**   Amendment No. 5 to Registration Statement on Form SB-2**
**   Filed February 28, 2006**
**   File No. 333-126793**

Dear Mr. Samuels:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment no. 2 that the transaction between the company and TouchStar has closed. However, it is our longstanding position that the subsequent filing of a registration statement constitutes a general solicitation, which prevents the completion of a valid private placement with respect to those shares. Please revise to delete the TouchStar shares from the registration statement, or provide us with authority to support the resale of the shares underlying this transaction.

Management Discussion and Analysis
Plan of Operation, page 11

2.   We note that you have not sold any of the debentures which are intended to be used to fund the acquisition of Cascade Callworks. Given the pending closing of Cascade Callworks, please disclose your plan to fund the acquisition in the event that the debentures are not sufficient to meet your financing needs.

3.   Please revise your disclosure to include a discussion of the beneficial conversion feature which will result from the issuance of your convertible debentures. Please refer to EITF 98-5.

Note 5: Letters of Intent
Touchstar, page F-12

4.   We note that you have entered into a Letter of Intent with Touchstar to acquire a certain ownership in each other. However, this information does not appear to be consistent with other statements in your filing.   The information noted in the second to last paragraph on page 3 appears to represent that Touchstar has already acquired an equity interest in your company. Here and elsewhere in the document, please clarify weather or not this investment has occurred.

Note 7: Commitments, page F-13

5.   We note that you have a lease that expired on February 28, 2006. Please revise your MD&A to discuss any new lease agreements in which you have entered.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Fay M. Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, P.C.
        455 Sherman Street, Suite 300
        Denver, Colorado 80203